Mail Stop 6010

November 29, 2007

Donald G. Drapkin
Chairman of the Board, Chief Executive Officer and President
Sapphire Industrials Corp.
30 Rockefeller Plaza, 62nd Floor
New York, New York 10020

> **Re: Sapphire Industrials Corp.**
> **Registration Statement on Form S-1, Amendment 1**
> **Filed November 14, 2007**
> **File No. 333-146620**

Dear Mr. Drapkin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

1. We note your response to comment 2. The Initial Unit Subscription Agreements, filed as Exhibits 10.15-10.22 refer to Exhibits A and B, which are not included.

   - Please re-file the Initial Unit Subscription Agreements in their entirety, including all exhibits, schedules, and other attachments. If Exhibit B to these agreements is the Securities Escrow Agreement currently filed as Exhibit

> 10.10, make a notation to that effect where Exhibit B would normally appear within the re-filed exhibits.
> - Please confirm in your response letter that all exhibits filed pursuant to Item 601(b)(10) of Regulation S-K are filed in their entirety, including all attachments.

Summary, page 1

2. We note your response to comment 6, and we reissue the comment in part. Please delete the second full paragraph on page 2, and remove this disclosure wherever it appears throughout the document. Unless all 700+ professionals will be working with the registrant, this information does not appear to be relevant to the registrant's business. The additional information in this paragraph, which discusses Lazard's organizational structure and its professionals' approach to client relations, also does not appear to be relevant to the registrant.

3. We note your response to comment 7, and we reissue the comment. We do not object to your keeping in the document the disclosure about the number of Lazard's past M&A transactions and about Mr. Drapkin's business experience, but it should be moved to the discussion of the Proposed Business.

We may in the future hire consultants or advisors on a contingent basis . . . , page 27

4. We note you added this risk factor pursuant to comment 14. So that the risk to investors is clear, please state in the risk factor and its heading that due to the contingent nature of their fee, the consultants and advisors would have a conflict of interest in rendering advice to the company.

The American Stock Exchange may delist our securities from quotation . . . , page 35

5. We note your response to comment 26. The risk factor refers to the possibility of being delisted, but your response letter indicates that the company "does not believe it is currently at risk of violating any listing requirements." If you keep this risk factor in your document, please identify the listing requirements the company believes it may have difficulties complying with.

Lazard holds a substantial interest in us and thus may influence . . . , page 34

6. We note your response to comment 28. We reissue the comment because although your response explains the scenarios in which you may or may not hold an annual meeting, you have not provided a legal analysis explaining how the possibility that you might not hold an annual meeting is legal under Delaware law. Section 211(b) of the Delaware General Corporation Law appears to require

       companies to hold an annual meeting unless directors are elected by written consent in lieu of an annual meeting.

*   *   *

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Jim Peklenk at (202) 551-3661 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Stacy J. Kanter, Esq.
       Gregg A. Noel, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP
       Four Times Square
       New York, New York 10036